As filed with the Securities and Exchange Commission on August 30, 2016

Registration No. 333-133944
Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ______	[ ]
Post-Effective Amendment No. 29	[X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Separate Account B
(Exact Name of Registrant)

Voya Insurance and Annuity Company
(Name of Depositor)

1475 Dunwoody Drive
Westchester, Pennsylvania 19380
(Address of Depositor's Principal Executive Offices) (Zip Code)

(610) 425-3400
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
Voya Insurance and Annuity Company
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on August 31, 2016, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on ___________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Deferred Combination Variable and Fixed Annuity Contract

PART A
INFORMATION REQUIRED IN A PROSPECTUS

The Prospectus dated May 1, 2016, is incorporated into Part A of this Post-Effective Amendment No. 29 by reference to Registrant's filing under Rule 485(b) as filed on April 21, 2016.

VOYA ARCHITECT®
VOYA GOLDENSELECT ACCESS®
VOYA GOLDENSELECT DVA PLUS®
VOYA GOLDENSELECT ESII®
VOYA GOLDENSELECT GENERATIONS®
VOYA GOLDENSELECT LANDMARK®
VOYA GOLDENSELECT LEGENDS®
VOYA GOLDENSELECT OPPORTUNITIES®
VOYA GOLDENSELECT PREMIUM PLUS®
WELLS FARGO VOYA LANDMARK
WELLS FARGO VOYA OPPORTUNITIES

DEFERRED COMBINATION VARIABLE AND FIXED ANNUITIES
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated August 31, 2016

The supplement only affects you if you purchased the Minimum Guaranteed Income Benefit Rider with Form Number GA-RA-1047(10/02)) in a State that has approved the Enhancement Offer described herein.

This supplement updates the prospectus for your variable annuity contract and describes a limited time offer we are making to owners of the Minimum Guaranteed Income Benefit Rider with Form Number GA-RA-1047(10/02). Please read this supplement carefully and keep it with your prospectus for future reference. If you have any questions, please contact your financial representative or Customer Service at 1-877-235-8564. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

ENHANCED ANNUITIZATION OFFER FOR CONTRACTS WITH THE MINIMUM GUARANTEED INCOME BENEFIT RIDER

Overview. Voya Insurance and Annuity Company ("the Company," "we," "us" or "our") is endorsing certain versions of the Minimum Guaranteed Income Benefit Rider with Form Number GA-RA-1047(10/02) (the "MGIB Rider") to make an Enhanced Annuitization Offer (the "Enhancement Offer") to eligible contract owners who purchased the MGIB Rider and who choose to annuitize under the MGIB Rider on November 28, 2016 (the "Special Exercise Date").

Under the Enhancement Offer, if you choose to annuitize (*i.e.*, begin receiving income phase payments) under the MGIB Rider on the Special Exercise Date, we will increase the MGIB Benefit Base, which is used to determine income phase payments under the MGIB Rider, by 10%. This increased amount is known as the Enhanced MGIB Benefit Base. **You are not required to accept the Enhancement Offer, and you do not need to take any action if you do not want to accept the Enhancement Offer. The Enhancement Offer is an offer to enhance the benefit base used to determine annuity payments under the MGIB Rider. It is not an offer to enhance your Contract's cash surrender value in exchange for surrendering your Contract. Your Contract and the MGIB Rider will continue unchanged if you choose not accept the Enhancement Offer.**

Additional details regarding the Enhancement Offer are provided below. At this time we are limiting the Enhancement Offer to contract owners who have purchased certain versions of the MGIB Rider. To see if you are eligible to participate, please see **"How do I know if I am eligible to participate in the Enhancement Offer"** on page 4 of this supplement. For more information about the MGIB Rider, please see your prospectus.

The Enhancement Offer will not be appropriate for all contract owners and it may not be in your best interest to accept the Enhancement Offer. By accepting the Enhancement Offer and fully annuitizing your MGIB Rider, you are giving up the potential for your contract value and the MGIB Benefit Base to increase over time. You also will no longer be able to contribute premium payments to the Contract or invest in any of the subaccounts. Additionally, as described below, your Contract death benefit will terminate. You should carefully review this supplement and make sure you understand the terms of the Enhancement Offer, and consider current market conditions, prior to making a decision on whether or not to annuitize under the MGIB Rider. Your financial professional can help you understand whether the Enhancement Offer would be appropriate for you given your personal circumstances and financial goals.

What does it mean to annuitize under the MGIB Rider, and what will happen to my Death Benefit? If you fully annuitize under the MGIB Rider pursuant to the Enhancement Offer, your MGIB Rider will terminate and you will enter the income phase of your Contract. This means you will no longer be able to contribute premium payments to the Contract or potentially grow your contract value or MGIB Benefit Base and you also will no longer be invested in any subaccounts. Once you have chosen to annuitize it cannot be undone.

Annuitizing by accepting the Enhancement Offer will have the same impact on any death benefits as annuitizing under the Contract or the MGIB Rider at any other time. Upon full annuitization, the death benefit under your Contract as well as any death benefit rider you purchased with your Contract will terminate, and any amount to be paid to the beneficiary following the death of the owner or annuitant, as applicable, will depend on the annuity option chosen. For example, if any contract owner or the annuitant, if applicable, dies after accepting the Enhancement Offer and a single life annuity with payments guaranteed for ten years had been chosen, we will pay the beneficiary any remaining guaranteed payments under the annuity option in effect at the time. All annuity options available under the MGIB Rider guarantee payments for at least ten years. **For more information about the MGIB Annuity options available if you accept the Enhancement Offer, see "MGIB Annuity Options" within the "Minimum Guaranteed Income Benefit Rider (the "MGIB rider") section of the prospectus. For more information regarding your death benefit, please see the "DEATH BENEFIT CHOICES" section of your prospectus.** You should consider whether annuitizing under the MGIB Rider is more important to you than retaining the Contract death benefit or any death benefit rider you purchased with your Contract.

How does the Enhancement Offer work? The Enhancement Offer is being made for a period no less than 30 days, which we call the Offer Window and which ends on the Special Exercise Date. During the Offer Window you can choose to accept the Enhancement Offer and begin income phase payments on the Special Exercise Date. There is no fee associated with accepting the Enhancement Offer. If you choose to accept the Enhancement Offer, the MGIB Benefit Base will be increased by 10% to determine your Enhanced MGIB Benefit Base.

Enhanced MGIB Benefit Base. If you choose to accept the Enhancement Offer, we will calculate the MGIB Benefit Base on the Special Exercise Date in the same manner as described in your MGIB Rider and your prospectus (including applicable maximums on the MGIB Rollup Base). We will then multiply the MGIB Benefit Base by 110% to determine the Enhanced MGIB Benefit Base. We will then determine the MGIB annuity income by multiplying the Enhanced MGIB Benefit Base (adjusted for any Market Value Adjustment and premium taxes) by the MGIB income factors specified in your rider for the MGIB annuity option you selected, and then dividing by $1,000.

Please note that, like the MGIB Benefit Base, the Enhanced MGIB Benefit Base is only a calculation used to determine MGIB annuity income. The Enhanced MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of the Contract's cash surrender value or death benefit. If you do not choose to annuitize the MGIB Rider on the Special Exercise Date, the normal MGIB Benefit Base will apply if you later annuitize under the MGIB Rider. **APPENDIX A** to this supplement provides hypothetical examples of how the Enhanced MGIB Benefit Base may impact MGIB annuity income. In certain situations, including for example if your contract value is greater than the Enhanced MGIB Benefit Base, the Enhancement Offer will not provide a greater payment to you.

How will I be notified about the Offer Window? You will receive a letter prior to the beginning of the Offer Window that specifies the period during which you can choose to accept the Enhancement Offer. The letter will also provide your current contract value, your estimated MGIB Benefit Base and your estimated Enhanced MGIB Benefit Base that will be used to calculate your income phase payments should you choose to accept the Enhancement Offer. Because your MGIB Benefit Base may fluctuate up until the Special Exercise Date, you will not know the actual Enhanced MGIB Benefit Base and enhanced income phase payment amount until we calculate it on the Special Exercise Date, after you have accepted the Enhancement Offer. However, the Enhanced MGIB Benefit Base and income phase payment amount on the Special Election Date will be equal to or higher than the estimated Enhanced MGIB Benefit Base and income phase payment amount shown in the letter, although any withdrawals taken or transfers between Covered Funds, Special Funds and Excluded Funds prior to the start of the annuity payments may affect the Enhanced MGIB Benefit Base and payment amount. **See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases" within the Minimum Guaranteed Income Benefit Rider (the "MGIB rider")" section of the prospectus for further information about the impact of withdrawals and transfers on the MGIB Benefit Base.** If you choose to accept the Enhancement Offer, you will receive an endorsement to your Contract which will provide for the Enhanced MGIB Benefit Base.

Who should I contact if I wish to accept the Enhancement Offer? To accept the Enhancement Offer, you may complete the form included with your offer letter or contact Customer Service at (877) 235-8564 at any time during the Offer Window.

What MGIB annuity options are available if I accept the Enhancement Offer? If you choose to accept the Enhancement Offer, you may choose from any of the MGIB annuity options available under the MGIB Rider. You should consider all of your options prior to accepting the Enhancement Offer and discuss your personal situation with your financial, legal and/or tax adviser.

Will I incur Surrender Charges or be subject to a Market Value Adjustment if I accept the Enhancement Offer? We will waive any surrender charges if you accept the Enhancement Offer and begin income phase payments on the Special Exercise Date. If the surrender charge period on your Contract has not expired, you will be subject to applicable surrender charges if you choose to annuitize under your Contract or under the MGIB Rider on a date other than the Special Exercise Date. The surrender charge schedule is described in your prospectus and in your Contract. Except as described below for the Market Value Adjustment, all other contract charges terminate for that portion of your contract for which you accept the Enhancement Offer.

If you are invested in a Fixed Interest Allocation and the date you choose to begin income phase payments (including the Special Exercise Date) does not end on or within 30 days of the end of the guaranteed interest period, you will be subject to a Market Value Adjustment. The Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates have risen during the guaranteed interest period the Market Value Adjustment may be negative and reduce your contract value. On the other hand, if interest rates have fallen, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. **For Additional information, please see the "Market Value Adjustment" section in the Fixed Account II appendix of your prospectus.**

We cannot provide advice on whether you should accept the Enhancement Offer and incur such charges and adjustments. You should discuss with your financial, legal and/or tax adviser whether in your individual situation, the value of the Enhancement Offer after incurring any applicable Market Value Adjustment outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply.

Do I need to annuitize the entire MGIB Benefit Base to participate in the Enhancement Offer? No, the MGIB Rider allows you to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB Rider one time during the life of your Contract. If you elect the Enhancement Offer, you may elect to do this on the Special Exercise Date. Any portion of the MGIB Benefit Base annuitized on the Special Exercise Date will receive the 10% increase, however any portion of the MGIB Benefit Base not annuitized on the Special Exercise Date will not receive this increase. Partially annuitizing under the Enhancement Offer will reduce your contract value and death benefit in accordance with your contract terms, just as would any partial annuitization. Generally, this means that your contract value and death benefit will be reduced on a proportional basis based on the portion of the MGIB Benefit Base annuitized prior to adding the 10% increase. **APPENDIX C to this supplement provides hypothetical examples of how partial annuitization may impact your contract value, MGIB Benefit Base and death benefit proportionally.** Under certain contracts, a partial annuitization may result in reduction of the death benefit on something other than proportional basis. If you have any questions about the impact of a partial annuitization on your death benefit, please contact Customer Service at 1-877-235-8564.

Choosing to annuitize only a portion of the MGIB Benefit Base will not impact your ability to make additional premium payments, see "*Purchase and Availability of the Contract*" in the **"THE ANNUITY CONTRACT"** section of your prospectus. Any surrender charges on the portion of the MGIB Benefit Base annuitized will be waived, but surrender charges, if any, will continue to apply on the portion not annuitized.

Contracts that are partially annuitized are treated as separate contracts with their own annuity starting dates. Generally a portion of each annuity payment resulting from a partial annuitization will be taxed as ordinary income and the remainder will be a tax-free return of your investment in the Contract if the MGIB annuity option selected provides for payments for a period of at least ten years or for life. **For information about the taxation of annuity payments, including partial annuitizations, please see "Taxation of Annuity Payments" in the "FEDERAL TAX CONSIDERATIONS" section of your prospectus. Please consult your financial, legal and/or tax adviser before annuitizing only a portion of the MGIB Benefit Base.**

Why is the Company making the Enhancement Offer?
- **Contract Owner Benefits -** The Company believes that the Enhancement Offer may be beneficial to our contract owners who would like to take advantage of the opportunity to annuitize under the MGIB Rider and receive a higher level of income phase payments due to the Enhanced MGIB Benefit Base. As noted above, accepting the Enhancement Offer may not be appropriate for all contract owners and you should consult with your financial professional to determine if accepting the Enhancement Offer is right for your personal and financial situation.
- **Company Benefits -** The Company is taking steps, such as making the Enhancement Offer, to reduce the Company's risks associated with a block of variable annuity contracts that are no longer offered for sale and through which the MGIB Rider was available. Providing guarantees under the MGIB Rider may be costly to the Company, particularly during periods of extended low interest rates, declining equity markets as well as high volatility in either equity markets or interest rates. If you accept the Enhancement Offer, the costs incurred by the Company to provide the guarantees under the MGIB Rider are more certain and the Company's overall costs for providing the guarantees may be reduced over time. Additionally, the Company may benefit from being able to extend its ongoing relationship with contract owner's that accept the Enhancement Offer and be able to focus more on offering different annuity, retirement, investment and insurance products rather than managing its closed block of variable annuities.

How do I know if I am eligible to participate in the Enhancement Offer? At this time we are making the Enhancement Offer available to contract owners who have purchased the MGIB Rider with Form Number GA-RA-1047(10/02), except for Contracts issued in the state of Washington, which has not approved the endorsement that provides the Enhanced MGIB Benefit Base.

We may make the Enhancement Offer available for MGIB Riders with different form numbers and/or different states in the future. Eligible contract owners will receive a prospectus supplement, as well as the letter and endorsements described above.

What happens if I don't take any action? If you take no action, the Enhancement Offer will expire at the end of the Offer Window and your contact and the MGIB Rider will continue unchanged.

What are some factors I should consider in deciding whether to accept the Enhancement Offer? We urge you to carefully review this prospectus supplement and discuss the Enhancement Offer with your financial, legal and/or tax adviser prior to making a decision to annuitize under the MGIB Rider. Once you have chosen to annuitize it cannot be undone. In deciding whether to annuitize pursuant to our Enhancement Offer, you should consider all factors relevant to your personal situation. Some of the factors you may wish to consider are:

- We determine the highest amount of income that will be available to you after taking into account your contract value applied to current income factors, your contract value applied to the Contract's guaranteed income factors, and the MGIB Benefit Base applied to the MGIB rider income factors. Because the MGIB Rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. **If your contract value exceeds the MGIB Benefit Base or Enhanced MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider**;
- The current contract value, your MGIB Benefit Base, and the value of the Contract's death benefit, as well as the extent to which you believe these values may continue to grow if you defer annuitization until a later date (in particular, you should take into account the roll-up and ratchet features of your MGIB Rider, which may operate to increase your MGIB Benefit Base);
- Your desired level of income payments and the period you will receive such income payments should be considered when choosing an income option. Period certain options may result in a higher dollar amount per payment, but it is important to note that payments will stop at the end of the period certain. For example, under a "20 Years Period Certain" annuity option, all payments will stop after 20 years. If you desire income for your lifetime, you should consider the life contingent payout options. **APPENDIX B** to this supplement provides hypothetical examples of the potential differences in annual payments and total benefits that may be paid under different MGIB annuity options;
- Whether it is important for you to leave a death benefit to your beneficiaries;
- The fact that the longer you wait to annuitize, the greater the potential for higher income phase payments if your contract value and/or MGIB Benefit Base increases. Additionally, for life contingent annuitization options, the longer you wait to annuitize the larger the income factor used to determine your annuity income will be (which means higher income phase payments) regardless of whether you annuitize under your MGIB Rider or under the Contract;
- Whether your need for MGIB income is more important to you than the ability to make withdrawals of contract value from your Contract or to surrender or exchange your Contract at a later date (and the tax consequences of annuitization, withdrawal, and surrender);
- Whether your need for MGIB income is more important to you than the tax deferral provided during the accumulation phase of the Contract;
- Whether the value of the Enhancement Offer after incurring any applicable Market Value Adjustment outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply;
- The tax impact of accepting the Enhancement Offer may vary depending on the MGIB annuity option selected. Generally a portion of each payment is not taxed and the remainder is fully taxed as ordinary income. **For information about the taxation of annuity payments, please see "Taxation of Annuity Payments" in the "FEDERAL TAX CONSIDERATIONS" section of your prospectus.** If your Contract is an IRA, to avoid certain tax penalties required minimum distribution rules dictate the start date for distributions, the time period in which all amounts under the contract must be distributed, and the amount of distributions. **For information about required minimum distributions for IRA Contracts, please see "Lifetime Required Minimum Distributions" in the "FEDERAL TAX CONSIDERATIONS" section of your prospectus. Please consult your financial, legal and/or tax adviser before electing to accept the Enhancement Offer.**

- Whether your contract value is greater than your Enhanced MGIB, in which case accepting the Enhancement Offer would not provide any additional benefit to you;
- Whether the increased MGIB annuity income that you will receive due to the Enhanced MGIB Benefit Base and the ability to begin receiving annuity income now is more valuable to you than continuing your Contract's accumulation phase and the potential for growth of your contract value, MGIB Benefit Base, and death benefit; and
- How the MGIB annuity options compare to the annuity options otherwise available under the Contract as described in your prospectus under the heading **"THE ANNUITY OPTIONS."**

We cannot provide you with advice as to how to consider these factors and how they may affect you personally, nor can we provide advice regarding any potential future increase or decrease of either your contract value or the value of any living benefit or death benefit. Please discuss with your financial professional whether the Enhancement Offer is suitable for you based on your particular circumstances.

What else do I need to know? We reserve the right to terminate or modify the Enhancement Offer at any time prior to our receipt of your acceptance, and to reject any request to accept the Enhancement Offer. In addition, we reserve the right to offer different and more or less favorable terms to you or other contract owners in the future if we choose to make new or different offers available. By accepting the Enhancement Offer you may not be able to participate in such future offers.

You should discuss this offer with your financial representative to determine whether accepting the Enhancement Offer is suitable for you given your unique financial position and future financial, retirement, and insurance needs. You should not annuitize under the MGIB Rider unless you determine, after consulting with your financial representative, that doing so is more beneficial to your needs than continuing to maintain your Contract and/or annuitizing under the Contract or under the MGIB Rider at a later date. You should discuss the tax impact of accepting the Enhancement Offer with your financial, legal and/or tax adviser, particularly if your Contract is an IRA and you are or may be subject to required minimum distributions under the Internal Revenue Code.

You may want to discuss this offer with the beneficiaries named in your Contract to determine whether you need the death benefit protection provided under the Contract.

We will not compensate your financial professional based on whether or not you annuitize under the MGIB Rider pursuant to the Enhancement Offer, however if your financial professional is currently receiving ongoing selling compensation, they will no longer receive such compensation if you accept the Enhancement Offer. Accordingly, your financial professional may have an incentive to recommend whether or not you should accept the Enhancement Offer. For example, by not annuitizing at this time, your contract value may continue to grow and the commissions paid to your financial professional or firm may continue and/or increase. In addition, if you do not annuitize and later choose to exchange your Contract for another product, your financial professional may receive compensation in connection with such exchange. **For more information regarding the compensation we may pay to your financial professional, please see "*Selling the Contract*" in your prospectus.**

APPENDIX A
Hypothetical Examples of How the Enhanced MGIB Benefit Base
May Impact MGIB Annuity Income

Example 1: Enhanced MGIB Benefit Base is significantly larger than the contract value. Enhanced MGIB Benefit Base produces a larger income payment than contract value.

Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$170,000	$170,000
	MGIB Benefit Base	$200,000	
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$797	$797
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$886	$975

Example 2: Enhanced MGIB Benefit Base is larger than the contract value. Enhanced MGIB Benefit Base produces a larger income payment than contract value even though the MGIB Benefit Base without enhancement produced a smaller income payment than the contract value.

Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$195,000	$195,000
	MGIB Benefit Base	$200,000	
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$914	$914
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$914	$975

Example 3: Enhanced MGIB Benefit Base is slightly larger than the contract value. However, the contract value produces a larger income payment than the Enhanced MGIB Benefit Base.

Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$210,000	$210,000
	MGIB Benefit Base	$200,000	
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$985	$985
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$985	$985

All Values are hypothetical and reflect a Life with 10 Year Period Certain Annuity Option.

APPENDIX B

Hypothetical Examples of Annuitization Payments for
Different MGIB Annuitization Options

The examples below demonstrate the potential differences in annual benefit payments based on a hypothetical annuitization of a $100,000 Enhanced MGIB Benefit Base.

Example 1: Annual benefit payments are shown below based upon annuitization at 65. If the 20-Years Period Certain Only option is elected, after 20 years, no additional payments will be made.

	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$4,700	$5,203	$5,738
Payments in year 1[1]	$4,700	$5,203[1]	$5,738
Payments in year 2[1]	$4,700[1]	$5,203[1]	$0

Example 2: Annual benefit payments are shown below based upon annuitization at 70. If the 20-Years Period Certain Only option is elected, after 20 years, no additional payments will be made.

	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$5,122	$6,081	$5,738
Payments in year 1[1]	$5,122	$6,081[1]	$5,738
Payments in year 2[1]	$5,122[1]	$6,081[1]	$0

Example 3: Annual benefit payments are shown below based upon annuitization at 75. If the 20-Years Period Certain Only option is elected, after 20 years, no additional payments will be made.

	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$5,448	$7,124	$5,738
Payments in year 1[1]	$5,448	$7,124[1]	$5,738
Payments in year 2[1]	$5,448[1]	$7,124[1]	$0

---

[1] If annuitant is alive.

APPENDIX C

Hypothetical Examples of Partial Annuitizations

The examples below demonstrate the impact on the contract value and MGIB Benefit Base upon a partial annuitization in relation to the Enhancement Offer.

Example 1: Partial Annuitization of 50% of Enhanced MGIB Benefit Base.

	Values Before Partial Annuitization	Amount Annuitized on Special Exercise Date	Values After Partial Annuitization
Contract Value	$80,000		$40,000
MGIB Benefit Base	$100,000		$50,000
Enhanced MGIB Benefit Base	$110,000	$55,000	
Death Benefit	$80,000		$40,000

Example 2: Partial Annuitization of 25% of Enhanced MGIB Benefit Base.

	Values Before Partial Annuitization	Amount Annuitized on Special Exercise Date	Values After Partial Annuitization
Contract Value	$80,000		$60,000
MGIB Benefit Base	$100,000		$75,000
Enhanced MGIB Benefit Base	$110,000	$27,500	
Death Benefit	$80,000		$60,000

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information dated May 1, 2016, is incorporated into Part B of this Post-Effective Amendment No. 29 by reference to Registrant's filing under Rule 485(b) as filed on April 21, 2016.

Part C
OTHER INFORMATION

Item 24   **Financial Statements and Exhibits**

(a)   Financial Statements
Incorporated by reference in Part A:
Condensed Financial Information
Incorporated by reference in Part B:
Condensed Financial Information (Accumulation Unit Values)
Financial Statements of Separate Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2015
- Statements of Operations for the year ended December 31, 2015
- Statements of Changes in Net Assets for the years ended December 31, 2015 and 2014
- Notes to Financial Statements

Financial Statements of Voya Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Balance Sheets as of December 31, 2015 and 2014
- Statements of Operations for the years ended December 31, 2015, 2014 and 2013
- Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013
- Statements of Changes in Shareholder's Equity for the years ended December 31, 2015, 2014 and 2013
- Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
- Notes to Financial Statements

(b)   Exhibits

(1)   (a)   Resolution of the Board of Directors of ING USA Annuity and Life Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(2)   Not Applicable

(3)   (a)   Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 4, 1998; File No. 033-23351.)

(b)   Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B filed, filed on April 9, 2004; File No. 333-90516.)

(c)   Amendment to the Distribution Agreement between ING USA and Directed Services Inc. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 13, 2004; File No. 333-28755.)

(d)   Form of Dealers Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(e)   Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(f)   Addendum to Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(g)   Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(h)   Form of Assignment Agreement for Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(i)   Expense Reimbursement Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(j)   Master Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed May 12, 2006; File No. 333-70600.)

(k)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(l)   Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014; File No. 333-30180.)

(m)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company", or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(n)   Amendment No. 3, effective as of April 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(o)   Amendment No. 4, effective as of May 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(p)   Amendment No. 5, effective as of March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(q)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING USA Annuity and Life Insurance and Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(r)   Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014 (File No. 333-30180.)

(s)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (now known as "Voya Investment Management LLC") and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company", or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(t)   Amendment No. 3, effective as of May 1, 2015, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(u)   Amendment No. 4, effective as of March 1, 2016, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(4)   (a)   Flexible Premium Deferred Variable Annuity Group Master Contract (IU-MA-3040). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on August 4, 2006; File No. 333-133944.)

(b)   Flexible Premium Deferred Variable Annuity Certificate (IU-CA-3040). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(c)   Flexible Premium Deferred Variable Annuity Contract (IU-IA-3040). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(d)   Surrender Charge Reduction Endorsement (IU-RA-3042). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(e)   Premium Credit Rider 2% (IU-RA-3043). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(f)   Premium Credit Rider 4% (IU-RA-3044). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(g)   Minimum Guaranteed Income Benefit Rider (IU-RA-1047). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(h)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING PrincipalGuard) (GA-RA-1046). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(i)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING LifePay) (IU-RA-3023). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 5, 2005; File No. 333-28755.)

(j)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING Joint LifePay) (IU-RA-3029). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(k)   Individual Retirement Annuity Rider (GA-RA-1009) (12-02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(l)   ROTH Individual Retirement Annuity Rider (GA-RA-1038) (12-02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(m)   Guaranteed Death Benefit and Transfer Endorsement (Standard Death Benefit) (GA-RA-1044-3) (01-02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(n)   Guaranteed Death Benefit and Transfer Endorsement (Quarterly Ratchet Death Benefit) (GA-RA-1044-2) (10-03). (Incorporated herein by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(o)   Guaranteed Death Benefit and Transfer Endorsement (Max 7 Death Benefit) (GA-RA-1044-4) (10-03). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(p)   TSA without Loans 403(b) Rider (GA-RA-1039). (Incorporated herein by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 16, 2003; File No. 033-59261.)

(q)   Section 72 Rider (GA-RA-1001) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(r)   Section 72 Rider (GA-RA-1002) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(s)   Nursing Home Waiver for Group Certificates (GA-RA-1003) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(t)   Nursing Home Waiver for Individual Certificates (GA-RA-1004) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(u)   Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING LifePay Plus)(IU-RA-3061). (Incorporated herein by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on July 25, 2007; File No. 333-28679.)

(v)   Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING Joint LifePay Plus) (IU-RA-3062). (Incorporated herein by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on July 25, 2007; File No. 333-28679.)

(w) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING LifePay Plus) (IU-RA-3077). (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 7, 2008; File No. 333-28755.)

(x) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING Joint LifePay Plus) (IU-RA-3078). (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 7, 2008; File No. 333-28755.)

(y) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING LifePay Plus) (IU-RA-4010) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(z) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING Joint LifePay Plus) (IU-RA-4011) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(aa) Company Name Change Endorsement IU-RA-3140 to the Contract, Policy and/or Certificate (ING USA Annuity and Life Insurance Company changed to Voya Insurance and Annuity Company). (Incorporated herein by reference to Post-Effective Amendment No. 65 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company, filed on April 15, 2015; File No. 333-28679.)

(bb) Individual Non-Qualified Stretch Annuity Endorsement VI-RA-3164(2016). (Incorporated herein by reference to Post-Effective Amendment No. 49 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 4, 2016; File No. 033-59261.)

(5) (a) Application (138187) (08/07/06). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on August 4, 2006; File No. 333-133944.)

(b) Variable Annuity Application (138311) (01-12-2009). (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 30, 2008; File No. 333-133944.)

(c) Variable Annuity Application (139859) (01-12-2009). (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 30, 2008; File No. 333-133944.)

(d) Deferred Variable Annuity Application (151286) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-133944.)

(e) Deferred Variable Annuity Application (151282) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-133944.)

(6) (a) Restated Articles of Incorporation dated July 2 and 3, 2003 (effective January 1, 2004) providing for the redomestication of Golden American Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-K filed with the Securities and Exchange Commission on March 29, 2004; File No. 033-87270.)

(b)   Amendment to Articles of Incorporation dated November 21, 2003 (effective January 1, 2004) providing for the name change of Golden American Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(c)   Amendment to Articles of Incorporation dated March 3 and March 4, 2004 (effective March 11, 2004) providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-Q, filed on May 17, 2004; File No. 033-87270.)

(d)   Amendment to Articles of Incorporation dated March 4, 2004, providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(e)   Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company dated December 15, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(f)   Resolution of the Board of Directors for Powers of Attorney, dated April 23, 1999. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Golden American Life Insurance Separate and it's Separate Account B, filed on April 30, 1999; File No. 333-28679.)

(g)   Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI into GALIC and renamed ING USA Annuity and Life Insurance Company dated June 25, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(7)   Not Applicable

(8)   (a)   (1)   Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

            (2)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

            (3)   Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC., Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(4)   Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(5)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(6)   Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(7)   Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(b) (1)   Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(2)   Amendment to Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(c) (1)   Fund Distribution, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016, and effective December 31, 2015, by and between Voya Insurance and Annuity Company, Directed Services, LLC and Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc. Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust.

     (2)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2007; File No. 333-47527.)

(9)   Opinion and Consent of Counsel

(10)   Consent of Independent Registered Public Accounting Firm

(11)   Not Applicable

(12)   Not Applicable

(13)   Powers of Attorney

Item 25   Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and President
Alain M. Karaoglan, 230 Park Avenue, New York, NY 10169	Director
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Ewout L. Steenbergen, 230 Park Avenue, New York, NY 10169	Director and Executive Vice President, Finance
Patricia J. Walsh, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Joseph J. Elmy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Howard F. Greene, 230 Park Avenue, New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
Christine L. Hurtsellers, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary

Gilbert E. Mathis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
William Welch, One Orange Way, Windsor, CT 06095	Senior Vice President and Chief Compliance Officer
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
David P. Wilken, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David P. Wiland, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095	Vice President
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 67 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 333-01107), as filed with the Securities and Exchange Commission on July 19, 2016.

Item 27   Number of Contract Owners

As of July 29, 2016, there are 5,996 qualified contract owners and 3,745 nonqualified contract owners in the Voya Architect Variable Annuity Contract.

Item 28   Indemnification

Voya Insurance and Annuity Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Voya Insurance and Annuity as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Voya Insurance and Annuity Company may also, to the extent permitted by law, indemnify any other person who is or was serving Voya Insurance and Annuity Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Voya Insurance and Annuity Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29   Principal Underwriter

(a) In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by Voya Insurance and Annuity Company through its Separate Accounts A, B and EQ and Alger Separate Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B and certain contracts issued by Voya Retirement Insurance and Annuity Company through its Variable Annuity Account B. Also, Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services LLC, the Registrant's Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	Director and President
Zachary J. Dunkin, 909 Locust Street, Des Moines, IA 50309	Director and Vice President
Kristin L. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Shaun P. Mathews, One Orange Way, Windsor, CT 06095-4774	Executive Vice President
Kimberly A. Anderson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Michael J. Roland, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Stanley D. Vyner, 230 Park Avenue, 13th Floor, New York, NY 10169	Senior Vice President
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Michael Bell, One Orange Way, Windsor, CT 06095-4774	Vice President and Assistant Treasurer

Sara M. Donaldson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
Micheline Favor, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President, Investment Adviser Chief Compliance Officer
Jody I. Hrazanek, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Halvard Kvaale, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Todd R. Modic, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
Jason W. Rausch, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Stephen G. Sedmak, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Kimberly K. Springer, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
May F. Tong, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Paul L. Zemsky, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Huey P. Falgout, Jr., 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Assistant Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2) 2015 Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Name of Principal Underwriter				
Directed Services LLC	$198,300,736	$0	$0	$0

Item 30   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

Item 31   Management Services

None.

Item 32   Undertakings

- Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;
- Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
- Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representations

- The account meets the definition of a "separate account" under federal securities laws.
- Voya Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Voya Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-133944) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 30th day of August, 2016.


SEPARATE ACCOUNT B
(Registrant)

By: VOYA INSURANCE AND ANNUITY COMPANY
(Depositor)


By: <u>Michael S. Smith*</u>
           Michael S. Smith
           President
           (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 29 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
<u>Michael S. Smith*</u> Michael S. Smith	Director and President (principal executive officer)	
<u>Alain M. Karaoglan*</u> Alain M. Karaoglan	Director	
<u>Rodney O. Martin, Jr.*</u> Rodney O. Martin, Jr.	Director	
<u>Charles P. Nelson*</u> Charles P. Nelson	Director	August 30, 2016
<u>Chetlur S. Ragavan*</u> Chetlur S. Ragavan	Director	
<u>Ewout L. Steenbergen*</u> Ewout L. Steenbergen	Director	
<u>David P. Wiland*</u> David P. Wiland	Senior Vice President and Chief Financial Officer (principal financial officer)	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ <u>J. Neil McMurdie</u>
        J. Neil McMurdie
        * Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(8)(c)(1)	Fund Distribution, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016, and effective December 31, 2015, by and between Voya Insurance and Annuity Company, Directed Services, LLC and Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc. Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney